UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 30, 2010
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐

Explanatory Note
UBS produces regular quarterly reports, which are filed with the SEC under Form 6-K. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosure to be included in registration statements relating to offerings of securities. Certain of this additional disclosure was included with UBS’s second quarter 2010 report submitted to the SEC on Form 6-K on 27 July 2010, and the balance of such disclosure follows herein. This information should be read in conjunction with UBS’s annual report on Form 20-F for the year ended 31 December 2009, filed with the SEC on 17 March 2010, as well as UBS’s first quarter 2010 report and second quarter report 2010 submitted to the SEC on Form 6-K on 4 May 2010 and 27 July 2010, respectively.
Supplemental Guarantor Consolidating Income Statement (June 2010)

CHF million

	UBS AG	UBS Americas		Consolidating
For the six months ended 30 June 2010	Parent Bank [1]	Inc.	Subsidiaries	Entries	UBS Group

Operating income
Interest income	8,127	1,649	1,381	(1,497)	9,661
Interest expense	(6,542)	(700)	(1,005)	1,497	(6,751)

Net interest income	1,586	950	376	(0)	2,911
Credit loss (expense) / recovery	(14)	60	22	0	68

Net interest income after credit loss expense	1,572	1,010	398	(0)	2,979

Net fee and commission income	3,675	3,320	1,742	0	8,738
Net trading income	5,620	(61)	260	0	5,818
Income from subsidiaries	290	0	0	(290)	0
Other income	662	960	(961)	0	660

Total operating income	11,818	5,228	1,438	(290)	18,195

Operating expenses
Personnel expenses	5,026	3,222	918	0	9,166
General and administrative expenses	1,224	1,240	592	0	3,057
Depreciation of property and equipment	323	106	61	0	491
Impairment of goodwill	0	0	0	0	0
Amortization of intangible assets	2	47	9	0	58

Total operating expenses	6,575	4,615	1,581	0	12,772

Operating profit from continuing operations before tax	5,243	613	(143)	(290)	5,424

Tax expense / (benefit)	1,036	(133)	11	0	914

Net profit / (loss) from continuing operations	4,207	746	(154)	(290)	4,509

Net profit / (loss) from discontinued operations	0	0	2	0	2

Net profit / (loss)	4,207	746	(152)	(290)	4,511

Net profit / (loss) attributable to minority interests	0	0	304	0	304

Net profit / (loss) attributable to UBS shareholders	4,207	746	(456)	(290)	4,207

1     UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Supplemental Guarantor Consolidating Income Statement (June 2009)

CHF million

	UBS AG	UBS Americas		Consolidating
For the six months ended 30 June 2009	Parent Bank[1]	Inc.	Subsidiaries	Entries	UBS Group

Operating income
Interest income	10,816	2,707	4,226	(4,068)	13,680
Interest expense	(10,101)	(1,313)	(3,293)	4,068	(10,638)

Net interest income	715	1,394	932	0	3,042
Credit loss (expense) / recovery	(670)	(789)	(63)	0	(1,523)

Net interest income after credit loss expense	44	605	869	0	1,519

Net fee and commission income	3,849	3,081	1,814	0	8,744
Net trading income	(1,047)	(116)	753	0	(410)
Income from subsidiaries	(1,206)	0	0	1,206	0
Other income	1,077	324	(514)	0	887

Total operating income	2,717	3,894	2,923	1,206	10,740

Operating expenses
Personnel expenses	4,260	2,935	1,347	0	8,542
General and administrative expenses	1,210	1,402	723	0	3,334
Depreciation of property and equipment	347	97	94	0	537
Impairment of goodwill	0	0	1,123	0	1,123
Amortization of intangible assets	0	50	34	0	84

Total operating expenses	5,816	4,482	3,320	0	13,621

Operating profit from continuing operations before tax	(3,099)	(588)	(399)	1,206	(2,881)

Tax expense / (benefit)	277	(11)	(179)	0	86

Net profit / (loss) from continuing operations	(3,376)	(577)	(220)	1,206	(2,967)

Net profit / (loss) from discontinued operations	0	0	17	0	17

Net profit / (loss)	(3,376)	(577)	(202)	1,206	(2,949)

Net profit / (loss) attributable to minority interests	0	(3)	430	0	427

Net profit / (loss) attributable to UBS shareholders	(3,376)	(574)	(632)	1,206	(3,376)

1     UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Supplemental Guarantor Consolidating Balance Sheet (June 2010)

CHF million

	UBS AG		UBS Americas			Consolidating
As of 30 June 2010	Parent Bank	[1]	Inc.		Subsidiaries	Entries	UBS Group

Assets
Cash and balances with central banks	47,382		78		15,163	0	62,624
Due from banks	84,438		9,323		101,744	(147,683)	47,822
Cash collateral on securities borrowed	39,605		67,674		6,821	(42,729)	71,371
Reverse repurchase agreements	112,926		50,547		77,083	(113,225)	127,331
Trading portfolio assets	108,153		21,386		40,352	1,604	171,495
Trading portfolio assets pledged as collateral	58,646		8,042		1,528	(15,570)	52,647
Positive replacement values	495,503		10,640		155,100	(157,033)	504,210
Financial assets designated at fair value	5,294		5,873		12,684	(13,805)	10,047
Loans	288,045		44,502		19,256	(52,834)	298,968
Financial investments available-for-sale	56,102		12,879		2,737	0	71,718
Accrued income and prepaid expenses	1,471		4,260		932	(664)	5,999
Investments in associates	62,345		20		59	(61,527)	898
Property and equipment	4,670		757		472	0	5,899
Goodwill and intangible assets	486		9,410		1,306	0	11,202
Deferred tax assets	5,246		2,236		621	0	8,103
Other assets	8,251		2,390		1,009	(3,761)	7,890

Total assets	1,378,564		250,017		436,869	(607,227)	1,458,223

Liabilities
Due to banks	122,870		52,699		54,376	(147,683)	82,262
Cash collateral on securities lent	17,918		28,957		6,614	(42,729)	10,759
Repurchase agreements	32,345		74,603		72,004	(113,225)	65,727
Trading portfolio liabilities	45,469		14,582		980	(4,762)	56,269
Negative replacement values	486,025		10,615		157,461	(157,033)	497,069
Financial liabilities designated at fair value	95,689		333		24,411	(15,754)	104,679
Due to customers	357,572		58,217		50,905	(52,834)	413,859
Accrued expenses and deferred income	4,848		2,141		758	(664)	7,082
Debt issued	126,445		456		18,395	(7,255)	138,041
Other liabilities	6,243		3,614		23,036	(3,761)	29,132

Total liabilities	1,295,424		246,214		408,940	(545,700)	1,404,879

Equity attributable to UBS shareholders	83,140		3,779		20,626	(61,527)	46,017

Minority interests	0		24	[2]	7,303	0	7,327

Total equity	83,140		3,803		27,929	(61,527)	53,344

Total liabilities and equity	1,378,564		250,017		436,869	(607,227)	1,458,223

1     UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.  2     Minority interests reflects the third party minorities only.

Supplemental Guarantor Consolidating Balance Sheet (December 2009)

CHF million

	UBS AG		UBS Americas				Consolidating
As of 31 December 2009	Parent Bank	[1]	Inc.		Subsidiaries		Entries	UBS Group

Assets
Cash and balances with central banks	15,177		75		5,647		0	20,899
Due from banks	67,640		8,597		100,909		(130,572)	46,574
Cash collateral on securities borrowed	39,807		56,402		10,700		(43,402)	63,507
Reverse repurchase agreements	113,891		37,914		82,474		(117,590)	116,689
Trading portfolio assets	122,801		18,224		48,739		(1,727)	188,037
Trading portfolio assets pledged as collateral	47,954		11,422		859		(16,014)	44,221
Positive replacement values	413,822		8,260		145,265		(145,654)	421,694
Financial assets designated at fair value	5,831		5,876		11,283		(12,768)	10,223
Loans	296,497		45,774		22,749		(58,193)	306,828
Financial investments available-for-sale	63,459		15,441		2,857		0	81,757
Accrued income and prepaid expenses	1,664		3,880		1,100		(828)	5,816
Investments in associates	61,551		24		49		(60,754)	870
Property and equipment	4,920		791		501		0	6,212
Goodwill and intangible assets	494		9,101		1,413		0	11,008
Deferred tax assets	6,352		2,037		479		0	8,868
Other assets	7,131		2,115		2,169		(4,078)	7,336

Total assets	1,268,991		225,933		437,194		(591,580)	1,340,538

Liabilities
Due to banks	110,418		53,751		31,569		(130,572)	65,166
Cash collateral on securities lent	17,662		22,993		10,742		(43,402)	7,995
Repurchase agreements	38,563		66,545		76,657		(117,590)	64,175
Trading portfolio liabilities	41,884		10,792		610		(5,817)	47,469
Negative replacement values	400,432		8,173		146,992		(145,654)	409,943
Financial liabilities designated at fair value	100,768		276		27,953		(16,344)	112,653
Due to customers	341,200		54,470		72,999		(58,193)	410,475
Accrued expenses and deferred income	5,155		2,269		2,093		(828)	8,689
Debt issued	126,965		493		12,242		(8,348)	131,352
Other liabilities	8,229		3,380		26,455		(4,078)	33,986

Total liabilities	1,191,276		223,142		408,312		(530,826)	1,291,905

Equity attributable to UBS shareholders	77,715		2,770	[2]	21,283	[2]	(60,754)	41,017

Minority interests	0		21	[2]	7,599	[2]	0	7,624

Total equity	77,715		2,791		28,882		(60,754)	48,641

Total liabilities and equity	1,268,991		225,933		437,194		(591,580)	1,340,546

1     UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.   2     Equity attributable to minority interests as of 31 December 2009 of CHF 3,004 million has been reallocated from “UBS Americas Inc.” to “Subsidiaries”. The minority interest of CHF 7,599 million which is now presented in “Subsidiaries” is mainly related to preferred securities issued by trusts which are consolidated in UBS’s Group financial statements. Equity attributable to UBS shareholders has been correspondingly increased by CHF 3,004 million for “UBS Americas Inc.” and decreased for “Subsidiaries”. Total equity of “UBS Americas Inc.”, “Subsidiaries” and “UBS Group” has not been impacted by this reallocation.

Supplemental Guarantor Consolidating Statement of Cash Flows (June 2010)

CHF million

	UBS AG	UBS Americas
For the six month-period ended 30 June 2010	Parent Bank [1]	Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	36,559	(1,400)	1,343	36,502

Cash flow from / (used in) investing activities
Purchase of subsidiaries and associates	(9)	0	0	(9)
Disposal of subsidiaries and associates	214	0	0	214
Purchase of property and equipment	(129)	(52)	(47)	(228)
Disposal of property and equipment	1	4	4	9
Net (investment in) / divestment of financial investments available-for-sale	(2,050)	1,276	(5,606)	(6,380)

Net cash flow from / (used in) investing activities	(1,974)	1,229	(5,648)	(6,393)

Cash flow from / (used in) financing activities
Net money market paper issued/ (repaid)	(2,041)	0	9,061	7,020
Net movements in treasury shares and own equity derivative activity	(1,098)	0	0	(1,098)
Capital issuance	(113)	0	0	(113)
Issuance of long-term debt, including financial liabilities designated at fair value	38,166	0	1,988	40,154
Repayment of long-term debt, including financial liabilities designated at fair value	(33,438)	(68)	(4,117)	(37,623)
Increase in minority interests	0	2	2	5
Dividends paid to / decrease in minority interests	0	0	(394)	(394)
Net activity in investments in subsidiaries	924	187	(1,110)	0

Net cash flow from / (used in) financing activities	2,400	121	5,431	7,951
Effects of exchange rate differences	(4,193)	(942)	(200)	(5,335)

Net increase / (decrease) in cash and cash equivalents	32,793	(996)	927	32,725
Cash and cash equivalents at the beginning of the period	123,580	5,238	36,154	164,973

Cash and cash equivalents at the end of the period	156,373	4,243	37,082	197,697

Cash and cash equivalents comprise:
Cash and balances with central banks	47,382	78	15,163	62,624
Money market papers [2]	75,082	2,667	10,847	88,596
Due from banks with original maturity of less than three months	33,909	1,498	11,071	46,478

Total	156,373	4,243	37,082	197,697

1     UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.   2     Money market papers are included in the balance sheet under “Trading portfolio assets”, “Trading portfolio assets pledged as collateral” and “Financial investments available-for-sale”. CHF 46,432 million were pledged as of 30 June 2010.

Supplemental Guarantor Consolidating Statement of Cash Flows (June 2009)
CHF million

	UBS AG	UBS Americas
For the six month-period ended 30 June 2009	Parent Bank [1]	Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	(38,065)	(410)	45,426	6,953

Cash flow from / (used in) investing activities
Purchase of subsidiaries and associates	(78)	0	0	(78)
Disposal of subsidiaries and associates	181	0	0	181
Purchase of property and equipment	(263)	(98)	(40)	(401)
Disposal of property and equipment	14	26	3	44
Net (investment in) / divestment of financial investments available-for-sale	57	45	323	426

Net cash flow from / (used in) investing activities	(90)	(26)	287	171

Cash flow from / (used in) financing activities
Net money market papers issued / (repaid)	12,943	(553)	(38,088)	(25,698)
Net movements in treasury shares and own equity derivative activity	163	0	0	163
Capital issuance	3,775	0	0	3,775
Issuance of long-term debt, including financial liabilities designated at fair value	53,207	0	472	53,679
Repayment of long-term debt, including financial liabilities designated at fair value	(51,307)	(1,089)	(3,300)	(55,696)
Increase in minority interests	0	(5)	7	2
Dividends paid to / decrease in minority interests	0	(11)	(17)	(28)
Net activity in investments in subsidiaries	1,645	381	(2,026)	0

Net cash flow from / (used in) financing activities	20,426	(1,277)	(42,952)	(23,803)
Effects of exchange rate differences	4,881	180	428	5,489

Net increase / (decrease) in cash and cash equivalents	(12,847)	(1,534)	3,189	(11,189)
Cash and cash equivalents at the beginning of the period	132,782	24,422	22,490	179,693

Cash and cash equivalents at the end of the period	119,935	22,888	25,679	168,504

Cash and cash equivalents comprise:
Cash and balances with central banks	27,209	6	10,467	37,682
Money market papers [2]	59,805	21,044	3,199	84,047
Due from banks with original maturity of less than three months	32,919	1,838	12,017	46,775

Total	119,933	22,888	25,684	168,504

1     UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.   2     Money market papers are included in the balance sheet under “Trading portfolio assets”, “Trading portfolio assets pledged as collateral” and “Financial investments available-for-sale”. CHF 30,024 million were pledged as of 30 June 2009.

Guarantee of other securities
UBS AG, acting through wholly-owned US-domiciled finance subsidiaries, has issued the following trust preferred securities:

USD billion, unless otherwise indicated		Outstanding on 30.6.10
Issuing Entity	Type of security	Date issued	Interest (%)	Amount

UBS Preferred Funding Trust I	Trust preferred securities	October 2000	8.622	1.5
UBS Preferred Funding Trust II	Trust preferred securities [1]	June 2001	7.247	0.5
UBS Preferred Funding Trust IV	Floating rate noncumulative trust preferred securities	May 2003	one-month LIBOR + 0.7	0.3
UBS Preferred Funding Trust V	Trust preferred securities	May 2006	6.243	1.0

1	In June 2006, USD 300 million (at 7.25%) of Trust preferred securities also issued in June 2001 were redeemed.
UBS AG has fully and unconditionally guaranteed all of these securities. UBS’s obligations under the trust preferred securities guarantees are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 30 June 2010, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 1,393 billion.

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Oswald J. Grübel
	Name:	Oswald J. Grübel
Title Group Chief Executive Officer

By:	/s/ John Cryan
	Name:	John Cryan
Title Group Chief Financial Officer

Date: July 30, 2010